Exhibit 4

SCHEDULE B

Transactions in Common Shares by the Reporting Persons

The table below specifies the acquiror, date, amount, and purchase price of the Common Shares purchased by (or on behalf of) the Reporting Persons and any person listed on Schedule A during the 60-day period prior to this filing. The shares were acquired (a) as part of the Company’s initial public offering, in the case of IsoEnergy and (b) pursuant to the SPA, in the case of Consolidated Uranium.

Acquiror	Trade Date	Shares Acquired	Price per Share (US$)
IsoEnergy	2/11/2026	253,150	4.00
Consolidated Uranium	2/12/2026	400,000	N/A
Consolidated Uranium	2/12/2026	600,000	N/A